UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145 Expires: December 31, 2005
Washington, D.C. 20549	Estimated average burden
SCHEDULE 13D	hours per response. . 11

Under the Securities Exchange Act of 1934
(Amendment No. __)*

SOFTECH, INC.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

834021107
(CUSIP Number)

John G. Nossiff, Esq. The Nossiff Law Firm LLP 300 Brickstone Square, Suite 201 Andover, MA 01810 (978) 409 2648
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 26, 1998
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.      .

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 368678108

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) William D. Johnston Greenleaf Capital, Inc. IRS ID # 38-3309224

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	.
	(b)	.

3.	SEC Use Only

4.	Source of Funds (See Instructions): WC, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) X .

6.	Citizenship or Place of Organization: William D. Johnston - United States, Greenleaf Capital, Inc. – Michigan

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 5,297,243

	8.	Shared Voting Power 140,000

	9.	Sole Dispositive Power 5,297,243

	10.	Shared Dispositive Power 140,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,437,243

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) .

13.	Percent of Class Represented by Amount in Row (11): 44.49%

14.	Type of Reporting Person (See Instructions) Greenleaf Capital, Inc. CO; William D. Johnston IN

Item 1.

Security and Issuer

Common Stock

SofTech, Inc., 59 Composite Way, Suite 401, Lowell, MA 01851

Item 2.

Identity and Background

(a)

Names of Persons Filing: Greenleaf Capital, Inc.; William D. Johnston

(b)

Address:

Greenleaf Capital, Inc.: 100 West Michigan Avenue, Ste 300, Kalamazoo, Michigan 49007

William D. Johnston: 211 South Rose Street, Kalamazoo, Michigan 49007

(c)

Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted:

William D. Johnston, President, Greenleaf Capital, Inc., a venture capital firm located at 100 West Michigan Avenue, Ste 300, Kalamazoo, Michigan 49007

(d)

Whether or not, during the last five years, such person has been convicted in a criminal proceeding:

N/A

(e)

Whether or not, during the last five years, such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws; and, if so, identify and describe such proceeding and summarize the terms of such judgment, decree or final order:

N/A

(f)

Citizenship:

William D. Johnston: United States

Item 3.

Source and Amount of Funds or Other Consideration

William D. Johnston is the sole stockholder of Greenleaf Capital, Inc. (“GLF”). GLF has been the Issuer’s primary lender since 1998. On October 26, 1998, GLF acquired an aggregate of 1,099,948 shares of common stock from the Issuer, 50% of which were acquired upon GLF’s agreement to convert $1.5 million of indebtedness owed by the Issuer to GLF and the remaining 50% were acquired in connection with an additional investment of $1.5 million in cash out of GLF’s working capital. On February 29, 2000, GLF acquired 807,972 shares upon conversion of $1.5 million of indebtedness owed by the Issuer to GLF. In addition, an aggregate of 3,246,452 shares were acquired directly from the Issuer in connection with the conversion of an aggregate of $3.5 million of indebtedness into common stock. Of the aggregate 3,246,452 shares, 1,783,000 were issued on 05/26/00, and the remaining 1,463,452 shares were issued on 03/27/02. On November 16, 2000, a Foundation, of which Mr. Johnston, a Reporting Person, is a co-trustee, used working capital to acquire 50,000 shares of the Issuer’s common stock. On June 12, 2007, GLF used working capital to acquire 21,571 shares of the Issuer’s common stock. In addition, Mr. Johnston, a director of the Issuer, received options to purchase 3,000 shares of Issuer common stock during each of the following four years: 2002, 2003 and 2004. A Trust, of which Mr. Johnston, a Reporting Person, is trustee, used working capital to acquire 20,000, 40,000 and 5,000 shares of the Issuer’s common stock, on December 22, 1998, February 23, 1999 and November 3, 1999, respectively.

Item 4.

Purpose of Transaction

Greenleaf Capital, Inc.’s acquisitions were primarily in connection with debt conversions and were made for investment purposes. The acquisitions made by Mr. Johnston, the Foundation and the Trust were made for investment purposes.

Describe any plans or proposals which the reporting persons may have which relate to or would result in:

(a)

The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer:

Greenleaf Capital, Inc. may purchase additional shares of Common Stock of the Issuer and, alternatively, may sell all or a portion of the shares held by it in the open market or in privately negotiated transactions to one or more financial or strategic purchasers, but has no present plans to do so.

(b)

An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries:

None

(c)

A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries:

None

(d)

Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board:

None

(e)

Any material change in the present capitalization or dividend policy of the issuer:

None

(f)

Any other material change in the issuer’s business or corporate structure, including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940:

None

(g)

Changes in the issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person:

None

(h)

Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association:

None

(i)

A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act:

None

(j)

Any action similar to any of those enumerated above:

None

Item 5.

Interest in Securities of the Issuer

(a)

Amount of Common Stock beneficially owned by Greenleaf Capital, Inc. and William D. Johnston at the close of business on June 30, 2009: 5,437,243 Percent of Class: 44.49%

For each person named in response to paragraph (a), indicate the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition. Provide the applicable information required by item 2 with respect to each person with whom the power to vote or to direct the vote or to dispose or direct the disposition is shared:

(b)	Greenleaf Capital, Inc.:
	Sole power to vote or to direct the vote:	5,297,243
	Shared power to vote or to direct the vote	140,000
	Sole power to dispose or to direct the disposition of	5,297,243
	Shared power to dispose or to direct the disposition of	140,000

	William D. Johnston:
	Sole power to vote or direct the voting	5,297,243
	Shared power to vote or direct the voting	140,000
	Sole power to dispose or to direct the disposition of	5,297,243
	Shared power to dispose or to direct the disposition of	140,000

(c)

Describe any transactions in the class of securities reported on that were effected during the past sixty days or since the most recent filing on Schedule 13D (§ 240.13d-191), whichever is less, by the persons named in response to paragraph (a):

N/A

(d)

If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest related to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of an employee benefit plan, pension fund or endowment fund is not required.

N/A

(e)

N/A

Item 6.

Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Describe any contracts, arrangements, understanding or relationships (legal or otherwise) among the persons named in item 2 and between such persons and any person with respect to any securities of the issuer, including, but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, naming the persons with whom such contracts, arrangements, understandings or relationships have been entered into. Include such information for any of the securities that are pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities except that disclosure of standard default and similar provisions contained in loan agreements need not be included.

William D. Johnston is the President and sole stockholder of Greenleaf Capital, Inc., the record owner of 5,288,243 shares of the Issuer’s common stock reported in this Schedule 13D. Mr. Johnston is also the co trustee of the Foundation and the trust which are the record owners of 50,000 and 90,000 shares, respectively, of the Issuer’s common stock reported in this Schedule 13D. Greenleaf Capital, Inc. entered into agreements with the Issuer dated October 31, 1999 and May 26, 2000 under which the Issuer has the right to repurchase 807,972 and 3,246,452 shares of Issuer common stock, respectively, for $1.233 per share. There is no expiration date associated with the Issuer’s right of repurchase.

Item 7.

Material to Be Filed as Exhibits

99.1

Joint Filing Agreement dated August 1, 2009

[Intentionally Left Blank]

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Greenleaf Capital, Inc.

/s/ William D. Johnston	/s/ William D. Johnston
August 1, 2009	William D. Johnston, President
August 1, 2009

INDEX TO EXHIBITS

Exhibit No.	Exhibit

99.1	Joint Filing Agreement, dated August 1, 2009 between William D. Johnston and Greenleaf Capital, Inc.